Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges
Gastar Exploration Ltd.

	For the year ended December 31,
Earnings (Loss):	2012	2011	2010	2009	2008
Net income (loss)	$(160,868)	$(1,764)	$(12,460)	$48,846	$(5,361)
Add: Fixed Charges	9,417	2,007	853	14,885	18,163
Add: Amortization of capitalized interest	7,119	460	178	973	176
Less: Interest capitalized	(1,946)	(818)	(633)	(10,802)	(12,225)
Net income (loss), as adjusted	$(146,278)	$(115)	$(12,062)	$53,902	$753

Fixed Charges:
Total interest expensed	$1,992	$682	$500	$12,831	$16,080
Amortization of financing costs	224	248	283	1,964	1,998
Estimated interest portion of operating leases	124	53	70	90	85
Dividends on preferred stock attributable to non-controlling interest	7,077	1,024	—	—	—
Total fixed charges	$9,417	$2,007	$853	$14,885	$18,163

Fixed Charges and Fixed Charge Ratio:
Deficiency to fixed charges	$(155,695)	$(2,122)	$(12,915)	—	$(17,410)
Earnings to fixed charges	—	—	—	3.6	—

Gastar Exploration USA, Inc.

	For the year ended December 31,
Earnings (Loss):	2012	2011	2010	2009	2008
Net income (loss)	$(159,399)	$(739)	$(11,548)	$53,607	$(432)
Add: Fixed Charges	9,418	2,006	800	11,623	14,368
Add: Amortization of capitalized interest	7,119	460	178	973	176
Less: Interest capitalized	(1,946)	(817)	(633)	(10,802)	(12,224)
Net income (loss), as adjusted	$(144,808)	$910	$(11,203)	$55,401	$1,888

Fixed Charges:
Total interest expensed	$1,993	$681	$483	$10,240	$12,823
Amortization of financing costs	224	248	247	1,293	1,460
Estimated interest portion of operating leases	124	53	70	90	85
Dividends on preferred stock attributable to non-controlling interest	7,077	1,024	—	—	—
Total fixed charges	$9,418	$2,006	$800	$11,623	$14,368

Fixed Charges and Fixed Charge Ratio:
Deficiency to fixed charges	$(154,226)	$(1,096)	$(12,003)	—	$(12,480)
Earnings to fixed charges	—	—	—	4.8	—